Exhibit 3.3

STATE OF DELAWARE

CERTIFICATE OF CONVERSION

FROM A NON-DELAWARE CORPORATION

TO A DELAWARE CORPORATION

PURSUANT TO SECTION 265 OF THE

DELAWARE GENERAL CORPORATION LAW

1.	The jurisdiction where the Non-Delaware Corporation first formed is Nevada.

2.	The jurisdiction immediately prior to filing this Certificate is Nevada.

3.	The date the Non-Delaware Corporation first formed is February 22, 2017.

4.	The name of the Non-Delaware Corporation immediately prior to filing this Certificate is Ironclad Encryption Corporation.

5.	The name of the Corporation as set forth in the Certificate of Incorporation is IronClad Encryption Corporation.

IN WITNESS WHEREOF, the undersigned being duly authorized to sign on behalf of the converting Non-Delaware Corporation has executed this Certificate on the 16th day of October, 2017.

By:	/s/ Len E. Walker

Name:	Len E. Walker

Title:	Vice President, General Counsel and Secretary